SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON MARCH 18, 2024

1.            DATE, TIME AND PLACE: On March 18, 2024, at 12:30 p.m., held via videoconference.

2.            CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called under the Bylaws of BRASKEM S.A. (“Braskem” or “Company”), with the participation of all Board Members indicated below (Mr. Gesner also participated as Coordinator of the Compliance and Statutory Audit Committee ("CCAE"). Were also in attendance Messrs. Roberto Bischoff, Pedro van Langendonck Teixeira de Freitas, Everson Zaczuk Bassinello, Daniel Neves Furlaneto, Thomas Frare de Avelar Teixeira, Rodrigo Farid Matuck and Arthur Cordella Ribeiro, and Ms. Rosana Avolio, Marcela Nardelli, Lilian Porto Bruno, Clarisse Mello Machado Schlieckmann, Naiara Erthal Assad and Larissa Rosetto Varella. Also present were Mr. Jeferson Gustavo Salerno, Chairman of the Company's Fiscal Council and Mr. Fernando Nascimento and Mr. Rafael S. Pereira, representatives of KPMG Auditores Independentes. The Vice-Chairman of the Board of Directors chaired the meeting and Lilian Porto Bruno acted as secretary.

3.            AGENDA AND RESOLUTIONS:

3.1.       Resolutions: After due analysis of the subject submitted for resolution, whose materials were previously forwarded to the Board Members and will remain archived on the Company's Governance Portal, the following resolution was taken unanimously by those present:

a)	To express an opinion on the Management Report and respective Management Accounts, the Financial Statements and the Proposal for Allocation of Results related to the Fiscal Year ended on December 31, 2023 with use of profit reserves to partially absorb the loss recorded in the year: After previous analysis of the matter by the Finance and Investments Committee and by the Compliance and CCAE, subsequent to the presentation made by Mr. Pedro Freitas, Chief Financial and Investor Relations Officer and Daniel Furlaneto, At the time the matter was discussed and the Chairman of the Fiscal Council, the Coordinator of the CCAE and the representatives of KPMG Auditores Independentes were heard, the Board Members expressed themselves in favor of the Management Report, the respective Management Accounts, the Financial Statements, containing the explanatory notes, for the

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON MARCH 18, 2024

fiscal year ended December 31, 2023, for submission to the Annual General Meeting, which reflect the loss for the year ended December 31, 2023, as shown in the Statement of Changes in Shareholders' Equity, in the amount of R$ 4.579,037,700.41 (four billion, five hundred and seventy-nine million, thirty-seven thousand, seven hundred reais and forty-one centavos), which, after taking into account the effects of the amounts posted directly under "Accumulated Losses", resulted in the full absorption of the Company's Profit Reserve in the amount of R$ 1.825,616,292.30 (one billion, eight hundred and twenty-five million, six hundred and sixteen thousand, two hundred and ninety-two reais and thirty cents). Under the terms of article 189, sole paragraph of the Brazilian Corporate Law, the loss for the 2023 financial year will be partially absorbed by the Company's Profit Reserves and the remainder will be recorded under "Accumulated Losses".

3.2	Subjects for Acknowledgement: Nothing to record.

3.3	Subjects of Interest of the Company: Nothing to record.

4.        ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed, and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, March 18, 2024.

Eduardo Bacellar Leal Ferreira Chairman	Lilian Porto Bruno Secretary

José Mauro M Carneiro da Cunha	André Amaro da Silveira

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON MARCH 18, 2024

Charles Lenzi	Gesner José de Oliveira Filho

Héctor Nuñez	João Pinheiro Nogueira Batista

José Luis Bringel Vidal	Juliana Sá Vieira Baiardi

Marcelo Klujsza	Roberto Faldini

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.